Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION
OF
AIR METHODS CORPORATION
a Delaware corporation

* * * * *

Pursuant to Section 242
of the Delaware General Corporation Law

* * * * *

Air Methods Corporation, a Delaware corporation (the “Corporation”), DOES HEREBY CERTIFY that:

1.           The Corporation filed its original Certificate of Incorporation with the Secretary of State of the State of Delaware on April 10, 1987.

2.           The Corporation filed a Certificate of Amendment to its Certificate of Incorporation with the Secretary of State of the State of Delaware on April 7, 1992 (the Certificate of Incorporation, as amended to date, the “Certificate”).

4.           This Certificate of Amendment to the Certificate of Incorporation of Air Methods Corporation has been duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

5.           Article IV, Section 1 of the Certificate is hereby amended in its entirety to read as follows

“Section 1.                     Authorized Shares

The total number of shares of capital stock of all classes which the Corporation shall have authority to issue is Twenty-Eight Million Five Hundred Thousand (28,500,000) shares, of which Twenty-Three Million Five Hundred Thousand (23,500,000) shares shall be of a class designated as Common Stock, with a par value of Six Cents ($.06) per share, and Five Million (5,000,000) shares shall be of a class designated as Preferred Stock, with a par value of One Dollar ($1.00) per share.”

6.           Except as provided in this amendment, the Certificate is unchanged and remains in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Certificate of Incorporation to be executed by its duly authorized officer as of the 18th day of June, 2010.

Air Methods Corporation,
a Delaware corporation

By:	/s/ Trent J. Carman
Trent J. Carman, Chief Financial Officer